FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                           For the month of May, 2004

                        Commission File Number: 001-31472


                           CHC Helicopter Corporation
                 (Translation of registrant's name into English)


                                  Hangar No. 1
                               St. John's Airport
                               P.O. Box 5188, St.
                                John's NL Canada
                                     A1C 5V5
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F: Form 20-F X    Form 40-F
                                                ----            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes      No X
   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                 SUMMARY OF INFORMATION INCLUDED IN THIS REPORT


         On May 13, 2004, CHC Helicopter Corporation filed on SEDAR and with the Toronto Stock Exchange a Form 51-102F3 Material Change Report under National Instrument 51-102, announcing that it will redeem, on June 4, 2004 (the "Redemption Date"), in accordance with the terms of the Trust Indenture all of its outstanding 8% Convertible Subordinated Debentures issued August 20, 1987 at a redemption price for each debenture equal to 101.2% of the principal amount plus all accrued and unpaid interest thereon up to the Redemption Date. The value of the outstanding debentures to be redeemed is approximately CDN$10.5 million, plus accrued interest. A copy of the Material Change Report as filed is attached.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CHC HELICOPTER CORPORATION



Dated: May 14, 2004                    By:   /s/ Jo Mark Jurel
                                           -------------------------------------
                                           Name:   Jo Mark Zurel
                                           Title:  Senior Vice-President and
                                                   Chief Financial Officer

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1 - Name and Address of Company:

         The full name of the company is CHC HELICOPTER CORPORATION ("CHC"), the principal office of which is located at Hangar #1, St. John's Airport, P.O. Box 5188, St. John's, Newfoundland and Labrador A1C 5V5.

ITEM 2 - Date of Material Change:

         May 6, 2004

ITEM 3 - News Release:

         The press release was issued on May 6, 2004 over Canada NewsWire. A copy of the press release is attached hereto as Schedule "A".

ITEM 4 - Summary of Material Change

         On May 6, 2004, CHC announced that it will redeem, on June 4, 2004 (the "Redemption Date"), in accordance with the terms of the Trust Indenture all outstanding 8% Convertible Subordinated Debentures of CHC issued August 20, 1987 at a redemption price for each debenture equal to 101.2% of the principal amount plus all accrued and unpaid interest thereon up to the Redemption Date. The value of the outstanding debentures to be redeemed is approximately CDN$10.5 million, plus accrued interest.

ITEM 5 - Full Description of Material Change:

         On May 6, 2004, CHC announced that it will redeem, on the Redemption Date, in accordance with the terms of The Trust Indenture, all outstanding 8% Convertible Subordinated Debentures of CHC issued August 20, 1987.

         The redemption price for each Debenture shall be 101.2% of the principal amount plus all accrued and unpaid interest on the principal amount up to the Redemption Date. The value of outstanding debentures to be redeemed is approximately CDN$10.5 million, plus accrued interest.

         Details of the redemption is provided in the Notice of Early Redemption issued to all holders.

ITEM 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not Applicable

ITEM 7 - Omitted Information

         Not Applicable

ITEM 8 - Executive Officer

         Derrick F. Sturge
         Vice-President, Finance and Corporation Secretary
         CHC Helicopter Corporation
         (709) 570-0713

ITEM 9 - Date of Report

         May 13, 2004

CHC HELICOPTER
CORPORATION

T 709.570.0700
F 709.570.0506

www.chc.ca

                                  SCHEDULE "A"

                                                    [CHC LOGO] [GRAPHIC OMITTED]

PRESS RELEASE                                                       CHC

CHC Redeeming 8% Subordinated Debentures Due 2007

Thursday, May 6, 2004, St. John's, Newfoundland, Canada: CHC Helicopter Corporation ("CHC") (TSX: FLY.A and FLY.B; NYSE: FLI) announced today that it will redeem, on June 4, 2004 (the "Redemption Date"), in accordance with the terms of The Trust Indenture, all outstanding 8% Convertible Subordinated Debentures of CHC Helicopter Corporation issued August 20, 1987.

The redemption price for each Debenture shall be 101.2% of the principal amount plus all accrued and unpaid interest on the principal amount up to the Redemption Date. The value of outstanding Debentures to be redeemed is approximately CDN$10.5 million, plus accrued interest.

Details of the Redemption will be provided in the Notice of Early Redemption to be issued to all Holders.

CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in 30 countries and a team of approximately 3,500 professionals worldwide.

For further information please contact:

Derrick Sturge, Vice-President,                 Chris Flanagan
Finance
& Corporate Secretary                           Director of Communications
709-570-0713                                    709-570-0749

If you wish to be added to, or removed from, the Company's distribution list, please contact communications@stjohns.chc.ca.